Husky Energy Delivers Steady Progress in Second Quarter

Calgary, Alberta (July 28, 2015) – Husky Energy continues to deliver on its balanced growth strategy in the ongoing volatile commodity price environment. The Company’s diverse portfolio, which includes the Liwan Gas Project and the integrated Downstream business, produced steady results in the quarter.

Second quarter results included cash flow from operations of $1.2 billion and average Upstream production of 337,000 barrels of oil equivalent per day (boe/day). After taking into account a one-time provision of $157 million for the Alberta corporate tax increase, net earnings were $120 million.

“We draw strength from our portfolio diversity, with our fixed-price gas sales contracts in the Asia Pacific Region, a suite of bite-sized heavy oil thermal projects in Saskatchewan and our margin-based Downstream business providing added resilience,” said CEO Asim Ghosh.

“Our hand has been reinforced by the structural changes and efficiencies we have put in place over the past five years as we further grow our low sustaining capital business.”

Husky is building on the $1.3 billion in cost savings realized since 2010 with additional supply, procurement and operating efficiencies. The Company is on track to achieve its $400-600 million target in cost savings this year, with approximately $575 million locked in to date. This, combined with the transition to low sustaining capital projects and business efficiency initiatives, is expected to lead to greater resiliency.

The Company continues to deliver its near-term growth catalysts. Second quarter highlights include:

•	First steam from the 10,000 barrels per day (bbls/day) Rush Lake thermal project in Saskatchewan, which is now on production.

•	First oil at the 15,000 bbls/day South White Rose satellite extension in the Atlantic Region.

•	Production ramp up at the Sunrise Energy Project.

All of these projects provide steady momentum as the Company advances activities that can deliver positive returns in a low oil price environment while offsetting natural declines across the portfolio.

Approximately 85,000 bbls/day of new production is expected to come online by the end of 2016, with more than

40 percent of total production anticipated to come from low sustaining capital projects by that time.

Near-Term Growth Projects	Business	First Production	Forecast Net Peak Production (bbls/day)
Sunrise Energy Project Plant 1A	Oil Sands	Delivered	15,000 (mid-2016)
South White Rose Extension	Atlantic Region	Delivered	15,000
Rush Lake	Heavy Oil Thermal	Delivered	10,000
Sunrise Energy Project Plant 1B	Oil Sands	Q3/15	15,000 (late 2016)
North Amethyst Hibernia well	Atlantic Region	Q4/15	5,000
Edam East	Heavy Oil Thermal	Q3/16	10,000
Edam West	Heavy Oil Thermal	Q4/16	4,500
Vawn	Heavy Oil Thermal	Q4/16	10,000

1 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Upstream production in the second quarter averaged 337,000 boe/day compared to 334,000 boe/day in the second quarter of 2014. This takes into account steady results from the Company’s suite of heavy oil thermal projects, strong performance at the Liwan Gas Project and the ongoing ramp up of production at the Sunrise Energy Project.

Production was impacted by scheduled turnarounds at the Tucker heavy oil thermal project and the Ansell resource play, as well as planned maintenance at several heavy oil thermal projects and on the partner-operated Terra Nova FPSO (floating production, storage and offloading) vessel. In addition, Husky’s working interest at Liwan reverted to 49 percent in late May following the recovery of exploration costs.

Cash flow from operations was $1.2 billion, compared to $1.5 billion in the second quarter of 2014. Results were impacted by lower realized crude oil pricing, partially offset by stronger U.S. refining and marketing margins. In addition, a portion of the Company’s cash flow is not directly exposed to current oil price challenges. This includes Liwan gas, which is based on fixed price sales contracts at set volumes, and the margin-based Downstream business.

Net earnings were $120 million, compared to $628 million a year ago. This reflected several one-time items, including:

•	A $157 million impact from a corporate tax increase in Alberta from 10 percent to 12 percent. This was recognized in the second quarter as the legislation was enacted in June 2015.

•	A $79 million recovery from tax provision releases in Canada and the U.S.

•
A $29 million (after tax) impact from the write off of the isocracker unit at the Lima Refinery. This was mitigated by $58 million (after tax) from insurance recoveries, which largely offset the earnings impact from the business interruption to the end of June.

The Company realized a $78 million FIFO gain from increased crude pricing throughout the quarter.

Average throughputs at the Downstream refineries and Lloydminster Upgrader were 313,000 bbls/day compared to 304,000 bbls/day in the second quarter of 2014, which takes into account reduced capacity at the Lima Refinery and unscheduled maintenance at the Upgrader that commenced in late June.

	Three Months Ended			Six Months Ended
	June 30 2015	Mar 31 2015	June 30 2014	June 30 2015	June 30 2014
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	337	356	334	346	330
Crude Oil and NGLs (mbbls/day)	217	237	233	227	237
Natural Gas (mmcf/day)	722	717	604	719	555
2) Operating Netback ($/boe) (1)(2)	28.93	21.45	48.70	25.10	46.78
3) Refinery and Upgrader Throughput (mbbls/day)	313	296	304	304	296
4) Cash Flow from Operations(2) (Cdn $ millions)	1,177	838	1,504	2,015	3,049
Per Common Share – Basic ($/share)	1.20	0.85	1.53	2.05	3.10
Per Common Share – Diluted ($/share)	1.20	0.85	1.52	2.05	3.09
5) Net Earnings (Cdn $ millions)	120	191	628	311	1,290
Per Common Share – Basic ($/share)	0.11	0.19	0.63	0.30	1.30
Per Common Share – Diluted ($/share)	0.10	0.17	0.63	0.27	1.30
6) Capital Investment, including acquisitions (Cdn $ millions)	735	821	1,056	1,556	2,325
7) Dividend Per Common Share ($/share)	0.30	0.30	0.30	0.60	0.60
(1) Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2) Operating netback and cash flow from operations are non-GAAP measures. Refer to the Q2 MD&A, Section 11, which is incorporated herein by reference.

2 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS

KEY AREA SUMMARY

•	Heavy Oil

A series of long life, low sustaining capital thermal projects in Saskatchewan are now in planning or production, including the 10,000 bbls/day Rush Lake project that commenced production earlier this month.

Total production from heavy oil thermal projects, including planned maintenance, was approximately 41,000 bbls/day. Including Rush Lake, the Company expects to add more than 34,000 bbls/day of heavy oil thermal production over the next 18 months as it further advances its low-risk, modular construction templates and thermal technologies.

•	The 10,000 bbls/day Edam East project is scheduled to come online in the third quarter of 2016.

•	The 4,500 bbls/day Edam West project is set to begin production in the fourth quarter of 2016.

•	The 10,000 bbls/day Vawn project is expected to start up in the fourth quarter of 2016.

In keeping with Husky’s transition towards low sustaining capital projects, about two-thirds of its heavy oil production will use thermal recovery processes by the end of 2016. Additional opportunities to further expand the thermal production base are under evaluation over the medium and long term.

•	Western Canada

Production from the Ansell resource play averaged 19,000 boe/day compared to about 17,000 boe/day in the second quarter of 2014.

Overall resource play production was approximately 40,000 boe/day compared to 32,000 boe/day in the second quarter of 2014, with strong performance from the Strachan and Wapiti plays complementing Ansell production.

Oil-related drilling and completion activity in 2015 has been curtailed in light of the ongoing low oil price environment.

•	Downstream

Expansion work on the Company’s South Saskatchewan gathering system continued in the second quarter and is now about 50 percent complete. The project is expected to create further capacity for Husky’s increasing heavy oil thermal production.

A six to eight week maintenance turnaround has been scheduled at the Lima Refinery starting in March 2016. As a result, the isocracker is expected to resume operations at the same time as the refinery startup.

•	Asia Pacific Region

Combined gross gas sales volumes from the Liwan Gas Project, including the Liuhua 34-2 field, averaged 295 million cubic feet per day (mmcf/day), up about 13 percent from the first quarter of 2015. Sales of associated natural gas liquids were about 15,000 boe/day (gross).

Husky’s share of gas sales from Liwan reverted to its equity interest of 49 percent in late May following the recovery of exploration costs.

3 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS

Indonesia

Construction of a wellhead platform and pipeline infrastructure at the liquids-rich BD field is about 45 percent complete. An FPSO is being built to process the gas and liquids production from the field, and a rig procurement process has been completed. The field is on track for first production in 2017.

A tendering process is under way for a floating production vessel and related engineering, procurement, construction and installation contract to develop the combined MDA-MBH fields in the Madura Strait. These fields are expected to be progressively brought on production in the 2017-2019 timeframe. A plan of development has been approved for the MDK field, which is scheduled to be tied into the MDA-MBH fields in the same timeframe.

Combined net sales volumes from the BD and MDA-MBH fields are expected to be about 90 mmcf/day of gas and 2,400 boe/day of associated liquids.

A 3-D seismic program on the Anugerah block offshore East Java was recently completed. The data is being evaluated to determine the potential for future exploration activity.

•	Oil Sands

The Sunrise Energy Project is steadily ramping up production towards expected capacity of about 60,000 bbls/day (30,000 bbls/day net to Husky) around the end of 2016.

Steaming is under way on 43 of 55 well pairs, with 25 well pairs on production and volumes continuing to increase ahead of plan. Strong reservoir and facility performance has contributed to increasing production volumes, which are currently in the range of 5,500-6,000 bbls/day (gross).

Plant 1B is on schedule and in the final commissioning phase.

•	Atlantic Region

Husky is advancing several projects offshore Newfoundland and Labrador to extend the life of the White Rose field and maintain steady production from the region.

Production has commenced from the first development well at the South White Rose satellite extension, the Company’s second subsea tieback development in the Jeanne d’Arc Basin. All production will flow through the SeaRose FPSO vessel for processing. Drilling of a second well is under way with startup expected in late summer. Net peak production from both wells is anticipated to ramp up to about 15,000 bbls/day.

On completion of the second South White Rose well, the rig will move to complete drilling of a Hibernia formation well beneath the North Amethyst field. This well is scheduled to start up in the fourth quarter, with net peak production expected to ramp up to 5,000 bbls/day.

Husky continues to assess potential development options for the West White Rose satellite extension. One of two concepts being assessed, a fixed wellhead platform, has received government and regulatory approvals. A subsea option to develop the field is also being evaluated.

Exploration/Appraisal

An exploration and appraisal program is progressing in the Bay du Nord discovery area in the Flemish Pass.

4 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS

MAINTENANCE AND TURNAROUNDS

Upstream

•	The planned turnaround of the partner-operated Terra Nova FPSO concluded early in July.

•	An 18-day turnaround on the SeaRose FPSO vessel is set to begin in August 2015.

•	Third-party turnarounds and outages in Western Canada are anticipated to continue.

Downstream

•	The Lloydminster Upgrader shut down for unscheduled maintenance in late June for an estimated six to eight weeks.

CORPORATE DEVELOPMENTS

The Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended June 30, 2015. The dividend will be payable on October 1, 2015 to shareholders of record at the close of business on August 28, 2015.

Regular quarterly dividend payments on each of the Cumulative Redeemable Preferred Shares, Series 1, Series 3 and

Series 5 will be paid for the three-month period ended September 30, 2015. An initial quarterly dividend payment for the Cumulative Redeemable Preferred Shares, Series 7 will be paid for the period June 17, 2015 to September 30, 2015. The dividends will be payable on September 30, 2015 to holders of record at the close of business on August 28, 2015.

Share Series	Dividend Type	Rate(%)	Dividend Paid ($/share)

Series 1	Regular	4.45	$0.27813
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Initial	4.60	$0.33082

For those holders of common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before August 20, 2015. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

CONFERENCE CALL

A conference call will take place on Tuesday, July 28 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky's second quarter results. CEO Asim Ghosh, COO Rob Peabody, CFO Jon McKenzie and Downstream Senior VP Bob Baird will participate in the call.

To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-4610
Outside Canada and U.S.:         1-604-638-5340

To listen to a recording of the call, available at 10 a.m. Mountain Time on July 28, please call:

Canada and U.S. Toll Free:         1-800-319-6413
Outside Canada and U.S.:         1-604-638-9010

5 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS

Passcode:             2658 followed by the # sign
Duration:             Available until August 30, 2015

An audio webcast of the call will be available for approximately 90 days at www.huskyenergy.com under Investor Relations.

Husky Energy is one of Canada's largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E. and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602
FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", “is targeting”, "estimated", "intend", "plan", "projection", "could", “aim”, "vision", "goals", "objective", "target", "schedules" and "outlook"). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•
with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; anticipated ability of the Company to achieve its cost savings target; anticipated ability of the Company’s activities to deliver positive returns in a low oil price environment and offset natural portfolio declines; volume of additional daily production anticipated to come online by the end of 2016; and anticipated proportion of total production from low sustaining capital cost projects by the end of 2016;

•
with respect to the Company's Asia Pacific Region: anticipated timing of first production from the BD, MDA, MBH, and MDK fields in Indonesia; anticipated net sales volumes from the BD, MDA, and MBH fields;

•
with respect to the Company's Atlantic Region: anticipated timing of first production from, and forecast net peak daily production from, the Company’s South White Rose Extension and North Amethyst Hibernia well projects; anticipated timing of startup of a second well at the South White Rose satellite extension; processing plans for production from the South White Rose Extension; anticipated timing of completion of drilling of a Hibernia formation well beneath the North Amethyst field; anticipated timing and duration of a scheduled turnaround on the SeaRose FPSO vessel;

•	with respect to the Company's Oil Sands properties: anticipated timing of first production from, and forecast net peak daily production from, the Company’s Sunrise Energy Project Plant 1A and 1B;

6 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS

•
with respect to the Company's Heavy Oil properties: volume of additional heavy oil thermal production expected to be added over the next 18 months; anticipated timing of first production from, and forecast net peak daily production from, the Company’s Rush Lake, Edam East, Edam West and Vawn heavy oil thermal projects; and anticipated proportion of heavy oil production using thermal recovery processes by the end of 2016;

•	with respect to the Company's Western Canadian oil and gas resource plays: anticipated continuation of third-party turnarounds and outages in the area; and

•
with respect to the Company's Downstream operating segment: anticipated ability of expansion work on the Company’s South Saskatchewan gathering system to create further capacity for the Company’s heavy oil thermal production; anticipated timing and duration of a maintenance turnaround at the Lima Refinery; expected timing of resumption of operations at the isocracker unit at the Lima Refinery; and expected duration of maintenance at the Lloydminster Upgrader.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent ("boe"), which is consistent with other oil and gas producers’ disclosures, and is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other producers but does not represent value equivalence.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.

7 HUSKY ENERGY INC. – 2015 SECOND QUARTER RESULTS